FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of September 2013 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On September 23, 2013, the registrant announced Volume Production for AC Direct LED Driver ICs for DMB Technology.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: September 23, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz and DMB Technology Announce Volume Production for AC Direct LED Driver ICs

LED technology affecting every part of commercial lighting industry; LED lamp shipments to reach nearly 1.3B units by 2021

MIGDAL HAEMEK, Israel and BUNDANG, Korea, September 23, 2013 – TowerJazz, the global specialty foundry leader, and DMB Technology (DMBT), a leader of total power management solutions based on innovative analog/mixed-signal power management integrated circuits, today announced volume production and shipping of DMBT’s AC direct LED (light-emitting diode) driver IC using TowerJazz’s groundbreaking 700V BCD (Bipolar-CMOS-DMOS) power management process. AC direct LED driver ICs replace AC-DC converters or SMPS (switched-mode power supply) and controls power without the use of large capacitors and inductors over a range of AC input voltages. This enables a constant current IC for supplying current to a load regardless of input voltage variation.

The rise of LED technology is affecting every part of the commercial lighting industry.  The demand for affordability and improved quality are driving the widespread adoption of LEDs, and this single technology appears likely to surpass all others in nearly every metric of quality and efficiency.  According to a 2013 report from Navigant Research, worldwide unit shipments of LED lamps will grow from 68 million in 2013 to 1.28 billion annually by 2021.  The markets for every other lighting technology will contract over that period. According to Jesse Foote, research analyst, “LED lighting has already begun to enter the commercial market in significant volume, and will grow rapidly over the remainder of the decade.”

TowerJazz’s 700V BCD process provides a specialized device and design environment that is especially suited to LED lighting but also applicable to AC to DC converters as well as gate drivers for MOSFETs and IGBTs in applications such as electrical motors. This technology combines 6.5V, 16V and 26V CMOS for digital, analog and gate control blocks with 700V JFET, 450V and 700V NLDMOS for robust handling of 110v and 220V AC directly while maintaining a very low total layer-count and very good Rdson resulting in products with high performance and small die size.

“Our AC direct LED driver IC product using TowerJazz’s 700V BCD process is receiving very good reviews in terms of product efficiency and superior flicker function which is more advanced than other similar products presently on the market. TowerJazz made a significant contribution to this success by providing the required process and devices upon DMBT’s requests,” said Dr. Dong-Youl Jeong, DMB Technology's Chief Technology Officer, DMBT.

“LED lighting is a rising market worldwide and Korea is an important region for innovation of this technology. We are very pleased to be an integral player in the Korean market and work with leading-edge partners such as DMBT to enable their AC direct LED driver ICs,” said Michael Song, VP of Sales and President of TowerJazz Korea. “TowerJazz was among the very first foundries to develop a 700V BCD process, and through our collaboration with customers like DMBT, we have achieved volume production with this process and in turn, DMBT has strengthened its market position in the competitive LED lighting market.”

About DMB Technology, Ltd.
DMB Technology is creative leader of total power management solutions based on innovative Analog-Mixed Signal Power Management Integrated circuit. DMB Technology is incorporated in February 2002 and is headquartered in Bundang, Korea. From its foundation, DMB has been dedicating its resources in research & development of display, audio, optical data storage and mobile related Power Management IC.

DMB Technology members are positioned in R&D sector with extensive knowledge in Power IC design and Application circuits design. Their sufficient experiences are not only our valuable property but also motive of customer satisfaction especially in Analog-Mixed Circuit Design Field which requires more experimental know-how than Digital Circuit Designing Field.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Company/Media Contact in Asia: Shoko Saimiya | 81-795-23-6609 | saimiya@towerjazz.com
Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com
DMB Company/Media Contact: Ryan Kyung | +82 31 784 8546 | ryan77@dmbtech.com